Exhibit 99.1

Ad-Hoc

Management Board Change

Cambridge, MA, USA, Heidelberg, Germany, November 17, 2004 – The Supervisory Board of LION bioscience AG has reappointed LION´s Executive Board with immediate effect. Dr. Thure Etzold was appointed Chief Executive Officer (CEO). Peter Willinger, who is head of the finance department since 1998, was appointed Chief Financial Officer (CFO). Joseph F. Donahue moves from the Board and remains responsible for Global Sales and continues to be President of LION bioscience, Inc, LION’s U.S. subsidiary.

Peter Willinger joined LION in November 1998 as Director Controlling and served as Vice President Global Finance & Operations since October 2001. After he received his BA degree in business economics at the Mannheim University, he worked as a controller for Rudolf Wild GmbH & Co KG/Heidelberg for eight years.

Contact:

Günter Dielmann, Tel.: +49 6221 4038-249, guenter.dielmann@lionbioscience.com

Julia Fritz, Tel.: +49 6221 4038-158, julia.fritz@lionbioscience.com